For Further information, contact:
R.A. Derr II, V.P. & Treasurer,
Director of Investor Relations
(609) 895-7632


News Release


FOR IMMEDIATE RELEASE


IMO  SUBSIDIARY  SELLS  ELECTRONIC  SYSTEMS  UNIT;
IMO  INDUSTRIES  ADOPTS  NEW  STOCKHOLDER  RIGHTS  PLAN


LAWRENCEVILLE, NJ (April 30, 1997) - Imo Industries Inc.
(NYSE: IMD) today said that its Varo Inc. subsidiary successfully completed the sale of its Electronic Systems
Division to a group of private investors for $12 million.

This sale completes Imo's divestiture of its Electro-Optical
Systems business. Proceeds from the sale have been used to pay down debt.

Imo also announced that its board of directors had adopted a new Stockholder Rights Plan, succeeding an existing plan that expires next month.

Under the plan, preferred stock purchase rights will be distributed as a dividend at the rate of one Right for each share of Imo common stock held as of the close of business on May 4, 1997, when Imo's current plan expires. Rights become exercisable if a person or group acquires 15% or more of Imo's common stock or institutes a tender offer. Details of the plan are outlined in a letter to be mailed to all stockholders.

The Company may redeem the Rights upon action of the board of directors as specified in the plan. The new plan is thus intended to assure that all shareholders receive fair value for their investment in the company and to provide the board of directors with sufficient time to fully evaluate any takeover offers.

Imo Industries, with 1996 sales of $469 million, is a diversified manufacturer of pumps, fluid sensors, motion control products, remote control systems, and automobile components, with operations worldwide.